UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SIGNATURE GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

82670C100

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 82670C100	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,862,208
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,862,208
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,208
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 27,095,665 shares of Common Stock outstanding based on (i) 17,343,892 shares of Common Stock outstanding on January 28, 2015, as reported in the Issuer’s Prospectus Supplement filed on January 28, 2015 and an (ii) additional 9,751,773 shares of Common Stock issued by the Issuer in the rights offering as described in the Issuer’s Form 8-K filed on February 25, 2015.

CUSIP No. 82670C100	13D	Page 3 of 6 Pages

1.	Names of Reporting Persons. CHAI TRUST COMPANY, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,862,208
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,862,208
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,208
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%(1)
14.	Type of Reporting Person (See Instructions) OO, HC

1)	Calculated based on 27,095,665 shares of Common Stock outstanding based on (i) 17,343,892 shares of Common Stock outstanding on January 28, 2015, as reported in the Issuer’s Prospectus Supplement filed on January 28, 2015 and an (ii) additional 9,751,773 shares of Common Stock issued by the Issuer in the rights offering as described in the Issuer’s Form 8-K filed on February 25, 2015.

CUSIP No. 82670C100	13D	Page 4 of 6 Pages

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Signature Group Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 15301 Ventura Boulevard, Suite 400, Sherman Oaks, California 91403. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on October 21, 2014 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3. Source and Amend of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Issuer’s pro rata rights offering (the “Rights Offering”) to holders of Common Stock commenced on January 28, 2015, Master Fund irrevocably exercised its basic subscription privilege to maintain its pro rata ownership through the purchase of up to 670,014 shares of Common Stock (the “Additional Shares”) for $5.64 per share, representing the Master Fund’s aggregate pro rata portion of the shares issued in the Rights Offering to holders of Common Stock. On February 20, 2015, the subscription period for holders of Common Stock ended and on February 25, 2015 the Issuer announced that the Rights Offering was fully subscribed through the exercise of basic subscription and oversubscription privileges. As a result of the Rights Offering being fully subscribed, the number of Additional Shares subscribed for by Master Fund became fixed at 670,014. The closing of the Rights Offering and the issuance of the shares of Common Stock to subscribing holders were contingent upon the consummation of the Issuer’s pending acquisition of the global recycling and specification alloys business of Aleris Corporation, which occurred on February 27, 2015. The aggregate purchase price for the Additional Shares was $3,778,878.96 and the source of the funds to acquire the Additional Shares was working capital.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following as the third paragraph thereof:

The Reporting Persons’ purpose in acquiring the Additional Shares was to participate in the Rights Offering to holders of Common Stock and maintain its pro rata ownership of the Common Stock of the Issuer with respect to current holders of Common Stock.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there are 27,095,665 shares of Common Stock outstanding based on (i) 17,343,892 shares of Common Stock outstanding on January 28, 2015, as reported in the Issuer’s Prospectus Supplement filed on January 28, 2015 and an (ii) additional 9,751,773 shares of Common Stock issued by the Issuer in the rights offering as described in the Issuer’s Form 8-K filed on February 25, 2015.

Based on the foregoing, as of February 27, 2015, the 1,862,208 shares of Common Stock as to which Master Fund shares voting and dispositive power with General Partner represent approximately 6.9% of the issued and outstanding shares of Common Stock.

(c) Except as described in Item 3, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.

(d) No persons other than the Reporting Persons has the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 82670C100	13D	Page 5 of 6 Pages

(e) Not applicable.

ITEM 7. Material to be Filed as Exhibits.

1.	Amended and Restated Joint Filing Agreement dated February 27, 2015

CUSIP No. 82670C100	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 27, 2015

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer